Exhibit 1.1

CONFIDENTIAL

September 25, 2024

Winchester Savings Bank

661 Main Street

Winchester, MA 01890

Attention: John A. Carroll, President and Chief Executive Officer

Ladies and Gentlemen:

It is our understanding that Winchester Savings Bank (the “Bank”), on behalf of both itself and the Company (as defined herein), desires to retain the services of Raymond James & Associates, Inc. (“Raymond James”) to act as financial advisor, marketing agent, and records agent to the Company in connection with the Bank’s proposed reorganization into the mutual holding company form of organization (the “Reorganization”). It is further understood that the Reorganization will include the formation of a Mutual Holding Company (the “MHC”) as well as a mid-tier stock holding company (the “Holding Company” and together with the MHC and the Bank, the “Company”) and the associated sale of common stock of the Holding Company as further described below.

Pursuant to a Plan of Reorganization from a Mutual Bank to a Mutual Holding Company and Plan of Stock Issuance (the “Plan”), the Holding Company will offer and sell shares of its common stock to the Bank’s account holders in a subscription offering (the “Subscription Offering”). Shares not subscribed for in the Subscription Offering may, at the discretion of the Company, be offered to the general public in a community offering (the “Community Offering”), and if necessary, through a syndicate of broker-dealers managed by Raymond James (a “Syndicated Community Offering”, and with a Subscription Offering and Community Offering, collectively or individually, the “Offerings”).

This letter agreement (the “Agreement”) is intended to serve as our agreement to provide the services outlined herein, to the extent requested by the Company.

1.

Financial Advisory and Marketing Agent Services - As the Company’s financial advisor and marketing agent, Raymond James will provide financial and logistical advice to the Company and will assist the Company’s management, legal counsel, accountants and other advisors in connection with the Reorganization and related matters. We anticipate our services will include the following, each as may be necessary and as the Company may reasonably request:

(a)	Assist the Company in assessing the financial and securities market implications of the Plan;

(b)	Assist the Company in structuring and in communicating the terms of the Plan and the Offerings;

(c)

Assist the Company in the preparation of documents related to the execution of the Plan, including the prospectus, stock order and certification form and all marketing materials (it being understood that the preparation and filing of any and all such documents will be the responsibility of the Company and its counsel);

(d)	Assist the Company in analyzing proposals from outside vendors in connection with execution of the Plan, as needed;

(e)	Assist the Company in scheduling and preparing for meetings with potential investors and/or other broker-dealers related to the Offerings, as necessary;

Winchester Savings Bank

September 25, 2024

(f)	Establish a Stock Information Center at Bank’s headquarters in Winchester, Massachusetts, to assist with investor inquiries;

(g)	Assist in the training of Company personnel for interaction with customers during the offering period; and

(h)	Such other financial advisory and investment banking services in connection with the Offerings as may be agreed upon by Raymond James and the Company.

2.	Records Agent Services - As Records Agent, Raymond James will provide the following services, as the Company may reasonably request.

a.	Customer File Processing

•	processing of the Bank’s customer account records for each record date required by the Plan;

•	consolidation of eligible customer accounts by ownership and creation of a central file for determination of subscription rights;

•	reporting of Company customers by state (support for any required Blue Sky filings);

•	identification of subscription priorities; and

•	household sorting of customer records and coordination with the Company’s financial printer for all required subscriber and customer mailings.

b.	Stock Order Processing

•	processing of stock order forms received at the Stock Information Center;

•	daily and ad-hoc status reporting to Company management;

•	mailing of order acknowledgment letters to subscribers;

•	allocation of shares to qualifying subscribers if the offering is oversubscribed;

•	production of charter shareholder list and other final subscription reports (account withdrawals, all orders received, etc.);

•	coordination with the Company’s transfer agent for stock issuance; and

•	perform interest and refund calculations and provide necessary files to enable the Company or its transfer agent to generate required interest/refund checks and 1099-INT reporting.

3.

Due Diligence Review - The Company acknowledges and agrees that Raymond James’s obligation to perform the services contemplated by this Agreement shall be subject to the satisfactory completion of such investigations and inquiries relating to the Company, and its directors, officers, agents and employees, as Raymond James and their counsel in their sole discretion my deem appropriate under the circumstances (the “Due Diligence Review”). The Company agrees it will make available to Raymond James all information, whether or not publicly available, which Raymond James reasonably requests (the “Information”), and will permit Raymond James to discuss with the board of directors and management the operations and prospects of the Company. Raymond James will treat all Confidential Information (as defined herein) as confidential in accordance with the provisions of Section 9 hereof. The Company recognizes and confirms that Raymond James (a) will use and rely on and assume the accuracy and completeness of the Information in performing the services contemplated by this Agreement without having independently verified or analyzed the accuracy or completeness of same, and (b) does not assume responsibility or liability for the accuracy or completeness of the Information or to conduct any independent verification or any appraisal or physical inspection of properties or assets. The Company acknowledges and agrees that Raymond

Winchester Savings Bank

September 25, 2024

James will rely upon Company management as to the reasonableness and achievability of any financial and operating forecasts and projections provided to Raymond James, and that Raymond James will assume, at the Company’s direction, that all financial forecasts and projections have been reasonably prepared by Company management on a basis reflecting the best then currently available estimates and judgments of management as to the expected future financial performance of the Company, and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management.

4.

Regulatory Filings - The Company will cause appropriate offering documents to be filed with all regulatory agencies including the Securities and Exchange Commission (“SEC”), the Financial Industry Regulatory Authority (“FINRA”), and the appropriate federal and/or state bank regulatory agencies. In addition, the Company and Raymond James agree that the Company’s counsel shall serve as counsel with respect to blue sky matters in connection with the Offerings, and that the Company shall cause such counsel to prepare a Blue Sky Memorandum related to the Offerings including Raymond James’s participation therein and shall furnish Raymond James a copy thereof addressed to Raymond James or upon which counsel shall state Raymond James may rely.

5.	Fees - For the services hereunder, the Company shall pay the following fees to Raymond James at closing unless stated otherwise:

(a)

Management Fee: A Management Fee of $25,000, due and payable upon execution of this Agreement. Such fees shall be deemed to have been earned when due. Should the Offerings or this Agreement be terminated for any reason Raymond James shall have earned and be entitled to be paid fees accruing through the stage at which point the termination occurred.

(b)

Success Fee: A Success Fee of one and fifteen one-hundredths percent (1.15%) of the aggregate dollar amount of Common Stock sold in the Subscription and Community Offerings, subject to the Success Fee being no less than $400,000. Such fees shall be due and payable at the closing of the Offerings. No fee shall be payable for any shares sold to the officers, trustees, corporators, employees or the immediate family of such persons (“Insiders”), or trusts of or companies controlled by Insiders, and qualified and non-qualified employee benefit plans or issued to any charitable foundation established by the Company in connection with the Reorganization. “Immediate family” includes the spouse, parents, siblings and children who live in the same house as the officer, director or employee. The Management Fee described in Section 5(a), to the extent then already paid, will be credited against the Success Fee. The obligation to pay to Raymond James the full Success Fee upon completion of the Offerings shall survive for a period of 18 months following any termination of this Agreement, including any termination occurring prior to the completion of such Offerings.

(c)

Syndicated Community Offering: In the event the Company elects to pursue a Syndicated Community Offering, the Company shall pay to Raymond James, in addition to (and not in lieu of) the Success Fee, a commission not to exceed 6.0% of the aggregate purchase price of the shares sold in the Syndicated Community Offering. Raymond James as sole book running manager may seek to form a syndicate of registered dealers to assist in the sale of such common stock on a best efforts basis, subject to the terms and conditions set forth in a selected dealers’ agreement to be entered into between the Company and Raymond James. Raymond James will endeavor to distribute the common stock among dealers, if any, in a fashion that best meets the distribution objectives of the Company and the requirements of the Plan, which may result in limiting the allocation of stock to certain selected dealers. It is understood that in no event shall Raymond James be obligated to take or purchase any shares of the common stock in the Offerings.

Winchester Savings Bank

September 25, 2024

(d)

Records Agent Fee: For the Records Agent services outlined above, the Company agrees to pay Raymond James a fee of $25,000. All fees under this Agreement shall be payable as follows: (a) $5,000 payable upon execution of this Agreement, which shall be non-refundable; and (b) the balance upon the mailing of subscription documents.

The payment of compensation by the Company to Raymond James pursuant to this Section 5 is subject to FINRA’s review of such compensation, if such review is required under applicable FINRA rules and regulations.

6.

Expenses - The Company will bear all expenses of the proposed Offerings customarily borne by issuers, including, without limitation, regulatory filing fees, SEC, “Blue Sky,” and FINRA filing and registration fees; the fees of the Company’s accountants, attorneys, appraiser, business plan consultant, transfer agent and registrar, printing, mailing and marketing and Syndicated Community Offering expenses associated with the Offerings; the fees set forth in Section 5; and fees for “Blue Sky” legal work. If Raymond James incurs expenses on behalf of the Company, the Company will reimburse Raymond James for such expenses.

Regardless of whether the Offerings close, Raymond James will also be reimbursed for its reasonable out-of-pocket expenses, not to exceed $25,000 (subject to the provisions of this paragraph), related to the Offerings, including, but not limited to, costs of travel, meals and lodging, data processing services, photocopying, telephone, facsimile, and couriers. Raymond James will also be reimbursed for fees and expenses of its counsel not to exceed $75,000 (subject to the provisions of this paragraph). These expense caps assume no unusual circumstances or delays, and no re-solicitation in connection with the Offerings. The Company acknowledges and agrees that, in the event unusual circumstances arise or a delay or resolicitation occurs (including but not limited a delay in the Offerings which would require an update of the financial information in tabular form to reflect a period later than that set forth in the original filing of the offering documents), such expense caps may be increased by additional amounts, not to exceed an additional $10,000 in the case of additional out-of-pocket expenses of Raymond James and an additional $25,000 in the case of additional fees and expenses of Raymond James’s legal counsel. In addition, the Company will bear all costs related to the operating of the Stock Information Center including hiring temporary personnel, if necessary. The provisions of this paragraph are not intended to apply to or in any way impair or limit the indemnification or contribution provisions contained herein.

7.

Limitations - The Company acknowledges that all opinions and advice (written or oral) given by Raymond James to the Company in connection with Raymond James’s engagement are intended solely for the benefit and use of the Company for the purposes of its evaluation of the proposed Offerings. Unless otherwise expressly stated in an opinion letter issued by Raymond James or otherwise expressly agreed, no one other than the Company is authorized to rely upon this engagement of Raymond James or any statements or conduct by Raymond James. The Company agrees that no such opinion or advice shall be used, reproduced, disseminated, quoted or referred to at any time, in any manner, or for any purpose, nor shall any public references to Raymond James be made by the Company or any of its representatives without the prior written consent of Raymond James.

Winchester Savings Bank

September 25, 2024

The Company acknowledges and agrees that Raymond James has been retained to act solely as financial advisor to the Company and not as an advisor to or agent of any other person, and the Company’s engagement of Raymond James is not intended to confer rights upon any person not a party to this Agreement (including shareholders, employees or creditors of the Company) as against Raymond James or its affiliates, or their respective directors, officers, employees or agents. In such capacity, Raymond James shall act as an independent contractor, and any duties arising out of its engagement shall be owed solely to the Company. It is understood that Raymond James’s responsibility to the Company is solely contractual in nature and Raymond James does not owe the Company, or any other party, any fiduciary duty as a result of this Agreement.

The Company acknowledges and agrees that Raymond James, as Records Agent hereunder, (a) shall have no duties or obligations other than the contractual obligations to the Company specifically set forth herein; (b) will be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value or genuineness of any order form or any stock certificates or the shares represented thereby, and will not be required to and will make no representations as to the validity, value or genuineness of the offer; (c) shall not be obliged to take any legal action hereunder which might in its judgment involve any expense or liability, unless it shall have been furnished with an indemnity satisfactory to it; and (d) may rely on and shall be protected in acting in reliance upon any certificate, instrument, opinion, notice, letter, telex, telegram, or other document or security delivered to it and in good faith believed by it to be genuine and to have been signed by the proper party or parties.

The Company also agrees neither Raymond James, nor any of its affiliates nor any officer, director, employee or agent of Raymond James or any of its affiliates, nor any person controlling Raymond James or any of its affiliates, shall be liable to any person or entity, including the Company and any purchaser or potential purchaser of Common Stock in the Offerings, by reason of any error of judgment, or for any act done by it in good faith, or for any mistake of law or fact in connection with this Agreement and the performance hereof, unless caused by or arising primarily out of Raymond James’s bad faith, willful misconduct or gross negligence. The foregoing agreement shall be in addition to any rights that Raymond James, the Company or any Indemnified Party (as defined herein) may have at common law or otherwise, including, but not limited to, any right to contribution.

Anything in this Agreement to the contrary notwithstanding, in no event shall Raymond James be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if Raymond James has been advised of the likelihood of such loss or damage and regardless of the form of action.

8.

Benefit - This Agreement shall inure to the benefit of the parties hereto and their respective successors, and the obligations and liabilities assumed hereunder by the parties hereto shall be binding upon their respective successors; provided, however, that this Agreement shall not be assignable without the mutual consent of Raymond James and the Company.

9.

Confidentiality - Raymond James acknowledges that a portion of the Information provided to it in connection with its engagement hereunder may contain confidential and proprietary business information concerning the Company (such Information, the “Confidential Information”). Raymond James agrees that, except as contemplated in connection with the performance of its services under this Agreement, as authorized by the Company or as required by law, regulation or legal process, it will treat as confidential all Confidential Information; provided, however, that Raymond James may disclose such Confidential Information to its agents and advisors who are assisting or advising Raymond James in performing its services hereunder and who have been instructed to be bound by the terms and conditions of this paragraph. As used herein, the term “Confidential Information” shall

Winchester Savings Bank

September 25, 2024

not include information which (a) is or becomes generally available to the public other than as a result of a disclosure by Raymond James in violation of this Agreement, (b) was available to Raymond James on a non-confidential basis prior to its disclosure to Raymond James or its representatives by the Company, or (c) becomes available to Raymond James on a non-confidential basis from a person other than the Company who is not known to Raymond James to be bound not to disclose such information pursuant to a contractual obligation of confidentiality to the Company. The Company hereby acknowledges and agrees that the presentation materials and financial models used by Raymond James in performing its services hereunder have been developed by and are proprietary to Raymond James. The Company agrees that it will not reproduce or distribute all or any portion of such models or presentations without the prior consent from Raymond James in writing.

10.

Indemnification - In consideration of Raymond James signing this Agreement and agreeing to perform services pursuant to this Agreement, the Company will execute and perform the obligations as provided in Addendum A attached to this Agreement.

11.

Definitive Agreement - This Agreement reflects Raymond James’s present intention of proceeding to work with the Company on its proposed Offerings. No legal and binding obligation is created on the part of the Company or Raymond James with respect to the subject matter hereof, except as to (i) the agreement to maintain the confidentiality of Confidential Information set forth in Section 9, (ii) the payment of certain fees as set forth in Section 5, (iii) the payment of fees and expenses as set forth in Section 6, (iv) the limitations set forth in Section 7, (v) the indemnification and contribution and other provisions set forth in Section 10 and (vi) those terms set forth in a mutually agreed upon Agency Agreement between Raymond James and the Company to be executed prior to commencement of the Offerings, all of which, notwithstanding anything to the contrary that may be contained herein, shall constitute the binding obligations of the parties hereto and which shall survive the termination of this Agreement or the completion of the services furnished hereunder and shall remain operative and in full force and effect.

Raymond James’s execution of such Agency Agreement shall also be subject to (a) Raymond James’s satisfaction with its Due Diligence Review, (b) preparation of offering materials that are satisfactory to Raymond James, (c) compliance with all relevant legal and regulatory requirements to the reasonable satisfaction of Raymond James and its counsel, (d) agreement that the price established by the independent appraiser is reasonable, and (e) market conditions at the time of the proposed Offerings.

12.	Notices – The following addresses shall be sufficient for written notices to each other:

If to the Bank:	Winchester Savings Bank
661 Main Street
Winchester, MA 01890
Attention: John A. Carroll, President and Chief Executive Officer

If to Raymond James:	Raymond James & Associates, Inc.
880 Carillon Parkway
St. Petersburg, FL 33716
Attention: Tom Donegan, General Counsel, Investment Banking

Winchester Savings Bank

September 25, 2024

13.

Anti-Money Laundering (AML) and Customer Due Diligence (CDD) Compliance – U.S. federal laws and regulations require Raymond James to collect certain identification elements and perform related screening (the “AML/CDD Search Process”) before accepting an investment banking engagement. Accordingly, upon the Company’s execution and delivery of this Agreement, the Company will deliver to Raymond James such information about the Company and certain of its stakeholders as Raymond James may reasonably request in connection with the AML/CDD Search Process. After conducting the AML/CDD Search Process, Raymond James will promptly notify the Company in writing if Raymond James determines in its sole discretion that it cannot provide the Services. In such event, this Agreement and our engagement with the Company will be void and of no force or effect ab initio. The Parties acknowledge and agree that (i) the effectiveness of this Agreement is contingent Raymond James’s satisfactory completion in its reasonable determination of the AML/CDD Search Process and (ii) Raymond James will not be responsible for any losses or damages (including, but not limited to, lost opportunities) that may result if this Agreement and our engagement hereunder are terminated for the Company’s or its beneficial owners’ failure to provide aforementioned AML/CDD Form or other required or information documentation upon request.

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and can be altered only by written consent signed by the parties. This Agreement shall be construed and enforced in accordance with the laws of the State of New York, without regard to the conflicts of laws principles thereof. Any right to trial by jury with respect to any claim or action arising out of this Agreement or conduct in connection with the engagement is hereby waived by the parties hereto.

If the foregoing correctly sets forth our mutual understanding, please so indicate by signing and returning this Agreement to the undersigned.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

/s/ Robert P. Hutchinson
Robert P. Hutchinson
Managing Director, Investment Banking

WINCHESTER SAVINGS BANK

/s/ John A. Carroll
John A. Carroll
President and Chief Executive Officer

Attachments

Winchester Savings Bank

September 25, 2024

ADDENDUM A

Pursuant to the foregoing letter agreement dated September 25, 2024 (the “Agreement”), Winchester Savings Bank (as further described in the Agreement, the “Company”), will indemnify, defend and hold harmless Raymond James & Associates, Inc. and Raymond James Financial, Inc. (together, “Raymond James”) and their respective affiliates, together with their and their affiliates’ respective officers, directors, managers, members, partners, securityholders, employees and agents, and each Person (as defined below), if any, who controls Raymond James or any of its affiliates within the meaning of the U.S. Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended (all of the foregoing are referred to collectively as “RJ Parties” and individually as an “RJ Party”), from and against any and all (a) claims, actions (including securityholder claims or actions, derivative or otherwise), demands, investigations and proceedings of any kind or nature (collectively, “Proceedings”) threatened, brought or established against any RJ Party by any party (“Person”), and (b) losses, claims, judgments, penalties, fines, charges, costs (including professional or legal fees and other costs of litigation or other proceedings), damages, taxes, liabilities of any kind or nature, whether joint or several (collectively, “Losses”), which such RJ Party may suffer or incur under any statute, common law, contract, tort or otherwise (including, without limitation, all such Losses suffered or incurred in considering, preparing for, responding to, disputing, or otherwise dealing with any actual or potential Proceedings, including any Proceeding brought in connection with any RJ Party’s right to be indemnified pursuant to this Addendum A), directly or indirectly arising out of, relating to or in connection with (i) the Agreement, the services provided in connection with the Agreement, or the exercise of Raymond James’s rights under the Agreement (including this Addendum A), or (ii) any transaction referred to in the Agreement or any transaction arising out of the transactions contemplated by the Agreement (each an “Indemnified Claim”), except solely to the extent that any such Indemnified Claim is found, in a final, unappealable judgment by a court of competent jurisdiction, to have resulted solely and exclusively and as a direct and proximate cause from said RJ Party’s bad faith, willful misconduct or gross negligence (other than an action or failure to act undertaken or refrained from being undertaken at the written or express request of or with the written or express consent of the Company) (an “Excluded Act”).

No Proceeding will be brought against any RJ Party to recover any Losses that the Company, its securityholders, officers, directors/managers or creditors, or any other Person in connection with any Indemnified Claim, may suffer or incur by reason of or in connection with any Indemnified Claim, and no RJ Party will have any liability to the Company, its securityholders, officers, directors/managers or creditors, or any other Person by reason of or in connection with any Indemnified Claim, whether such Loss arises under any statute, common law, contract, tort or otherwise, except solely to the extent that any such Losses or liability is found, in a final, unappealable judgment by a court of competent jurisdiction, to have resulted solely and exclusively and as a direct and proximate cause from said RJ Party’s Excluded Act. Nothing in the Agreement (including this Addendum A) will be construed as rendering Raymond James or any other RJ Party liable, under any circumstances and under any theory of law, to the Company, the Company’s securityholders, officers, directors/managers or creditors, or any other Person in respect of any indirect, incidental, special, consequential or punitive damages even if Raymond James or any other RJ Party have been advised as to the possibility thereof. The aggregate liability of all RJ Parties to the Company, the Company’s securityholders, officers, directors/managers or creditors, and any other Person, under any statute, common law, contract, tort or otherwise, for any Loss suffered by such party arising from or in connection with the services provided under the Agreement, however the Loss is caused, will not exceed the amount of the Transaction Fee actually received by Raymond James.

If for any reason the foregoing indemnity is unavailable to an RJ Party or is insufficient to fully hold any RJ Party harmless, the Company will contribute to the amount paid or payable by such RJ Party as a result of such unavailability or insufficiency in such proportion as is appropriate to reflect the relative benefits received by and fault of the Company on the one hand, and the relative benefits received by and fault of the RJ Party on the other hand, as well as any relevant equitable considerations. The relative benefits to the Company on the one hand and an RJ Party on the other hand will be deemed to be in the same proportion as the total value paid or received or contemplated to be paid or received by the Company and its securityholders, as the case may be, whether or not the transaction contemplated by the Agreement closes, bears to the fees actually received by Raymond James pursuant to the Agreement, and the relative fault of the Company on the one hand and an RJ Party on the other hand will be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact or

Winchester Savings Bank

September 25, 2024

incorrect opinion or conclusion or the omission or alleged omission to state a material fact related to information supplied by the Company or its agents, advisors or affiliates on the one hand or by the RJ Party on the other hand, as well as the Parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement, opinion, conclusion or omission. Notwithstanding anything in this Addendum A to the contrary, the aggregate contribution of all of the RJ Parties for all Indemnified Claims will not exceed the amount of the Transaction Fee actually received by Raymond James.

The Company will reimburse each RJ Party for all reasonable costs and expenses (including, without limitation, fees and expenses of outside counsel, limited to one firm serving as outside counsel and one firm serving as local counsel, if necessary) incurred by the RJ Parties (including all such costs and expenses incurred to enforce the terms of this Addendum A) as they are incurred in connection with investigating, preparing, defending or settling or otherwise relating to any threatened or pending Proceeding for which indemnification or contribution has or could be sought by the RJ Party, whether or not in connection with a Proceeding in which any RJ Party is a named party.

The indemnity, contribution and expense reimbursement agreements and obligations set forth in this Addendum will be in addition to any other rights, remedies or indemnification as to which any RJ Party may have or be entitled at common law or otherwise, will survive any termination of the Agreement or completion of services under the Agreement, will remain operative and in full force and effect regardless of any investigation made by or on behalf of any RJ Party. The Company further agrees that the indemnification, contribution and reimbursement obligations set forth in this Addendum A will apply whether or not Raymond James or any other RJ Party is a formal party in any such Indemnified Claim.

The Company will not settle, compromise or consent to judgment, or participate in or otherwise facilitate any such settlement, compromise or consent, with respect to any Indemnified Claim without the prior consent of Raymond James or any RJ Party involved in such Indemnified Claim unless (i) there is no admission of wrongdoing, negligence or improper activity of any kind of or by Raymond James or such RJ Party in such settlement, compromise or consent and (ii) there is an unconditional release of all RJ Parties from all liability on claims that are the subject matter of or arise out of such Indemnified Claim.

This Addendum A will survive any termination or completion of the engagement provided by the Agreement.

Agreed and accepted (this Addendum may be executed in one or more counterparts, and sent by facsimile or electronic transmission, and each such counterpart will be an original and all of which will together constitute one and the same instrument):

RAYMOND JAMES & ASSOCIATES, INC.		WINCHESTER SAVINGS BANK

By:	/s/ Robert P. Hutchinson	By:	/s/ John A. Carroll
	Robert P. Hutchinson		John A. Carroll
	Managing Director – Investment Banking		President and Chief Executive Officer

Signature Date: 9/25/2024		Signature Date: 9/25/2024